EXHIBIT (a)(10)
                                                                ---------------



   For Immediate Release

   For Further Information, Contact:

   INVESTORS:     Dennis Senchak      Rae Kozlowski       Wendy Wilson
                  NiSource Inc.       NiSource Inc.       Hill & Knowlton
                  219-647-6085        219-647-6083        312-255-3033

   MEDIA:         Maria Hibbs         Larry Larsen
                  NiSource Inc.       Hill & Knowlton
                  219-647-6201        312-255-3084


               DELAWARE CHANCERY COURT ORDERS AN ACCELERATED
                        SCHEDULE IN NISOURCE LAWSUIT

        Merrillville, Ind., June 28, 1999 - NiSource Inc. (NYSE: NI) today announced that the Chancery Court of Delaware has ordered that a case seeking to compel Columbia Energy Group to reopen its 1999 annual meeting is "to proceed on a more accelerated schedule" than the court's rules otherwise provide. The Court directed Columbia to file an answer to the complaint in the next two weeks.

             Thereafter, the Court directed that discovery proceed over the next 30 days. At the close of discovery, the Court ordered that briefs be filed on an expedited schedule where opening briefs are due 14 days after the close of discovery, answering briefs are due 14 days thereafter, and, finally, reply briefs are due seven days from that point. Oral arguments on this matter will be scheduled shortly thereafter.

        In a lawsuit filed on June 24, NiSource is seeking relief to require Columbia Energy to reconvene its 1999 annual meeting of stockholders for the purpose of electing one more director in conformance with Columbia s certificate of incorporation and by-laws. Only four directors were elected at the meeting, even though five directors were required to be elected to maintain the minimum number of directors dictated by the certificate and by-laws.

        NiSource Inc. is a holding company with a market capitalization of approximately $3.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine.

        NiSource Inc. and CEG Acquisition Corp. have commenced a Tender Offer to purchase all outstanding shares of common stock of Columbia Energy Group at a price of $68 per share in cash. The Tender Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal, as each may be amended from time to time. The currently scheduled expiration date is August 6, 1999. The Tender Offer may be extended, and any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day.